Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors
General Electric Company:

We consent to the use of our report dated June 14, 2018 relating to the statements of net assets available for plan benefits of the GE Retirement Savings Plan (the Plan) as of December 31, 2017 and 2016, the related statements of changes in net assets available for plan benefits for the years then ended, and the supplemental Schedule H, line 4i – schedule of assets (held at end of year), incorporated by reference in the Registration Statement on Form S-8 of General Electric Company, which report appears in the December 31, 2017 annual report on Form 11-K of the GE Retirement Savings Plan.

/s/ KPMG LLP

Albany, New York
July 27, 2018